Exhibit 99.3

letter to shareholders and notice of annual general meeting 2004

ICI

This document is important. If you are in any doubt about what action you should take you are recommended to consult your financial adviser.

If you have sold or transferred all your Ordinary Shares, you should send this document, together with the Annual Report and Form of Proxy, to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

9 March 2004

Dear Shareholder

ANNUAL GENERAL MEETING
I am pleased to send you the Notice of this year’s Annual General Meeting of Shareholders which will be held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1 on Wednesday, 26 May 2004 at 11:00 am.

I thought it would be helpful to explain the background to Resolutions 2, 11, 12, 13 and 14 set out in the Notice, which begins on page 4.

Resolution 2: Approval of the Remuneration Report
As a listed company, ICI is required to submit its Directors’ Remuneration Report for shareholder approval at each Annual General Meeting.

The Board considers that executive remuneration plays a vital role in supporting the achievement of the Company’s overall performance objectives. Accordingly, and in compliance with the legislation, Shareholders will be invited to approve the Directors’ Remuneration Report.

A comprehensive statement of remuneration policy and the specific detail in respect of Directors’ remuneration is set out in the Directors’ Remuneration Report on pages 38 to 48 of the Report and Accounts. A summary is set out in the Annual Review on pages 14 and 15.

Resolution 11: ICI Executive Share Option Plan 2004
Under Resolution 11, the Directors are seeking your approval for the introduction of a new share option plan (“Option Plan”) for Executive Directors and senior executives of the Company and its subsidiaries, to replace the existing option plan which expires this year.

The new Option Plan will be one component of the performance related remuneration for the Company’s most senior executives. Each component focuses on a separate but entirely complementary aspect of ICI’s performance as set out in the Remuneration Report in the Report and Accounts and in the Annual Review. The other two components, the Annual Incentive Plan and the Performance Growth Plan, remain unchanged.

The Option Plan has been approved by the Remuneration Committee (“the Committee”). A full summary of the Option Plan is set out in Appendix I to this letter.

Options may be granted over shares worth up to 3 times salary (6 times salary for US-based executives, although initial US grants will be made over shares worth no more than 4.5 times salary). The exercise price of share options will be the Company’s share price as at the date of grant. This means that optionholders will only benefit to the extent that the share price grows from this level. In addition, a performance condition must be satisfied before options can be exercised.

A performance condition will be set by the Committee before each grant. The initial condition to be set by the Committee for option grants in 2004 will allow options to become exercisable if demanding Earnings per Share (“EPS”) targets are achieved in 2006. EPS has been selected because it is the quantifiable outcome of the key targets set by the Board in the areas of sales growth, trading profit margin and Return on Capital Employed and takes into account the benefits of the Company’s current restructuring programme as well as organic growth. The condition ensures no reward for failure to achieve pre-set “threshold” performance goals, whilst on the upside there is clear motivation for top management to drive for superior performance levels. Accordingly, options will vest via a sliding scale where the number of shares under option that vest will depend on performance.

Earnings per		Options vesting as a	Options vesting as a
Share for 2006		multiple of salary	multiple of salary
		at grant (non-US)	at grant (US):

Less than 25.0p		Nil	Nil
25.0	p	1 times salary	1.5 times salary
27.9	p	2 times salary	3 times salary
30.7	p	3 times salary	4.5 times salary

The numbers of shares vesting will be pro-rated, on a straight-line basis, between points on the above scale.

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The Committee has retained the right to reduce the extent to which options vest having regard to the underlying performance of the Company and the extent to which EPS performance reflects progress towards the financial targets contained in the strategic update announced during 2003.

There will be no retesting of these conditions after the three-year performance period.

These targets are challenging and the achievement of the lower and higher EPS thresholds (25.0p and 30.7p) over the three year period would equate to a compound annual growth rate of between 10.6% and 18.4% from the 2003 EPS figure of 18.5p. These growth levels are consistent with the ICI performance targets contained in the strategic update announced during 2003. Although such high growth levels are unlikely to be sustainable for subsequent grants, the Committee will set targets for future grants that are appropriately challenging.

The Committee is fully satisfied that the reward opportunity under the Option Plan is appropriate against the various levels of performance required.

The Option Plan contains limits on the percentage of share capital which can be issued under the Option Plan from time to time as well as limits on overall participation for each executive. These are summarised in Appendix I.

Copies of the draft rules of the Option Plan will be available for inspection at ICI’s Registered Office, 20 Manchester Square, London W1U 3AN, between 9:00 am and 5:00 pm on business days from the date of this notice until the completion of the Annual General Meeting and on 26 May 2004, the day of the Annual General Meeting, at the Queen Elizabeth II Conference Centre from 9:30 am until the conclusion of the Meeting.

Resolution 12: Share Capital – Authority to allot shares
Resolution 12 is to provide for the Directors to continue to have authority to allot unissued shares in the capital of the Company with a total nominal value of up to £208,799,624, which represents approximately 18% of the issued share capital of the Company. This authority is intended to last until the Annual General Meeting in 2005, it being the intention to renew it at that and each subsequent Annual General Meeting.

The Directors have no present intention to issue any shares under the authority being sought except in connection with the Company’s employee share schemes.

Resolution 13: Share Capital – Disapplication of pre-emption rights
Resolution 13 will only be proposed if Resolution 12 is passed. Resolution 13 would, as in previous years, renew the Directors’ power to allot shares of up to a total nominal value of £59,560,019 (representing 5% of the issued share capital of the Company) for cash without having to offer them to Shareholders in proportion to their existing holdings. It would also empower the Directors to issue shares in connection with a rights issue and take certain practical steps to facilitate such an issue.

Resolution 14: Purchase of own shares by the Company
This Resolution would renew the authority for the Company to purchase its shares in the market up to a limit of 10% of the issued Ordinary Shares in the period up to the Annual General Meeting in 2005. The minimum and maximum prices are set out in the Resolution. The Directors would only exercise this authority if they were satisfied that a purchase would result in an increase in expected EPS and would be in the interests of Shareholders generally. Any shares purchased under this authority would be cancelled. The Board does not intend that any such shares will be held as treasury shares.

There are outstanding options to subscribe for a total of 11,169,123 shares in the Company. That number of shares represents 0.94% of the Company’s existing issued share capital. If the Company were to exercise in full the authority to purchase its own shares which is proposed in Resolution 14, the 11,169,123 shares for which there are outstanding options to subscribe would represent 1.04% of the Company’s existing issued share capital as reduced by those purchases.

Re-election of Directors
Brief biographical details of those Directors who are proposed for re-election appear in Appendix II on pages 9 and 10 of this document. I hope you will find these helpful.

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Form of Proxy
It would be very much appreciated if you would complete and return the enclosed form of proxy to the Company’s Registrar as soon as possible and, in any event, not later than 11:00 am on Monday, 24 May 2004. The return of the proxy form will not prevent you from attending the Annual General Meeting and voting in person if you wish to do so.

Voting Procedure
Continuing the voting procedure adopted for the Shareholder meetings held since 2002, the Resolutions will be put to a poll rather than a show of hands at this Annual General Meeting. As the adoption of resolutions at general meetings of the Company is of high importance, we wish to make sure that there is an accurate record of the votes cast by all Shareholders, and that the vote is not restricted to those Shareholders who find themselves able to attend the Annual General Meeting.

The Company has a large number of Shareholders, the majority of whom are not able to attend the Annual General Meeting. The Board feels strongly that a poll vote gives fairer weight to the views of all Shareholders and that a broad representation of views is essential to ensure maximum involvement on the part of all Shareholders in the Company’s decision-making process.

Questions at the Annual General Meeting
As is usual at the Annual General Meeting, I shall be inviting questions from Shareholders present at the Meeting. It would be helpful to have a note of the details of the proposed questions in advance, although this is not obligatory. Questions may be sent by post to the Company Secretariat at ICI’s Registered Office or by electronic mail to cosec@ici.com. Shareholders who attend the Meeting may also leave a written question in the box which will be available at the Meeting, if they prefer. We will send individual replies to these questions after the Meeting.

Recommendation
The Directors consider all these Resolutions to be in the best interests of the Shareholders as a whole and unanimously recommend that you vote in favour of them, as we shall in relation to our own shareholdings.

Yours sincerely

Peter Ellwood
Chairman

Imperial Chemical Industries PLC
Registered in England No 218019
Registered Office
20 Manchester Square
London W1U 3AN

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notice of annual general meeting 2004

The Annual General Meeting of Imperial Chemical Industries PLC will be held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1, on Wednesday, 26 May 2004 at 11:00 am for the following purposes:

1	Report and Accounts To receive the Company’s Accounts and the Reports of the Directors and Auditor for the year ended 31 December 2003 (“the Report and Accounts”).

2	Remuneration Report To approve the Directors’ Remuneration Report contained in the Report and Accounts for the year ended 31 December 2003.

3	Dividends To confirm the first and second interim dividends.

4-5	Re-election of Directors To re-elect the following Directors who are retiring:

	4	Dr J D G McAdam;
	5	Lord Butler.

6-8	Election of Directors
	6	To elect Mr P B Ellwood as a Director;
	7	To elect Mr D C M Hamill as a Director;
	8	To elect the Baroness Noakes as a Director.

9	Re-appointment of Auditor To re-appoint KPMG Audit Plc as Auditor.

10	Remuneration of Auditor To authorise the Directors to agree the Auditor’s remuneration.

11	ICI Executive Share Option Plan 2004 To consider the following Resolution as an Ordinary Resolution:

“That:

	a)	the Rules of the ICI Executive Share Option Plan 2004 (“the Plan”) referred to in the Chairman’s Letter dated 9 March 2004 and produced in draft to this Meeting and for the purposes of identification initialled by the Chairman be approved, and the Directors be authorised to make such modifications to the Plan as they may consider necessary to obtain the approval of the Board of the Inland Revenue or to take account of the requirements of the UK Listing Authority and best practice and to adopt the Plan as so modified and to do all acts and things necessary to operate the Plan; and

	b)	the Directors be authorised to establish such further plans for the benefit of non-UK employees, based on the Plan, subject to such modifications as may be necessary or desirable to take account of overseas securities laws, exchange control and tax legislation provided that any Ordinary Shares of the Company made available under such further plans are treated as counting against any limits on individual participation, or overall participation in the Plan.”

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notice of annual general meeting 2004

continued

12	Authority to allot shares To consider the following Resolution as an Ordinary Resolution:

“That the Directors be generally authorised for the purposes of Section 80 of the Companies Act 1985 to exercise all the powers of the Company to allot relevant securities (as defined in Section 80) up to an aggregate nominal amount of £208,799,624. This authority shall expire at the close of the Annual General Meeting of the Company to be held in 2005, except that the Company may before then make an offer or agreement which would or might require relevant securities to be allotted after that date and the Directors may allot relevant securities in pursuance of that offer or agreement as if this authority had not expired.”

13	Disapplication of pre-emption rights Subject to the passing of Resolution 12, to consider the following Resolution as a Special Resolution:

“That the Directors be generally empowered pursuant to Section 95 of the Companies Act 1985 (“the Act”) to allot equity securities (within the meaning of Section 94(2) of the Act) for cash, pursuant to the authority conferred by the Resolution numbered 12 in the Notice of the Meeting, as if Section 89(1) of the Act did not apply to the allotment. This power:

	a)	expires at the close of the Annual General Meeting of the Company to be held in 2005, but the Company may before then make an offer or agreement which would or might require equity securities to be allotted after expiry of this power and the Directors may allot equity securities in pursuance of that offer or agreement as if this power had not expired; and

	b)	shall be limited to:

(i) the allotment of equity securities of the Company in proportion (as nearly as may be) to existing holdings of Ordinary Shares of £1 each in the capital of the Company, but subject to such exclusions or other arrangements as the Directors deem necessary or expedient in relation to fractional entitlements or any legal or practical problems under the laws of any territory, or the requirements of a regulatory body or stock exchange; and

(ii) the allotment of equity securities for cash otherwise than pursuant to paragraph (i) up to an aggregate nominal amount equal to £59,560,019. ”

14	Purchase of own shares by the Company To consider the following Resolution as a Special Resolution:

“That the Company be unconditionally and generally authorised to make market purchases (within the meaning of Section 163(3) of the Companies Act 1985) of Ordinary Shares of £1 each in the capital of the Company provided that:

	a)	the maximum number of Ordinary Shares hereby authorised to be acquired is 119,120,038;

	b)	the minimum price which may be paid for any such share is £1;

	c)	the maximum price which may be paid for any such share is an amount equal to 105 per cent of the average of the middle market values for the Ordinary Shares in the capital of the Company as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the share is contracted to be purchased;

	d)	this authority shall expire at the close of the Annual General Meeting of the Company to be held in 2005; and

	e)	a contract to purchase shares under this authority may be made prior to the expiry of this authority, and concluded in whole or in part after the expiry of this authority.”

By Order of the Board

Michael Herlihy Company Secretary

9 March 2004

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A Member of the Company may appoint one or more proxies (whether Members or not) to attend and, on a poll, to vote instead of the Member. The form of proxy and the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of that power or authority, must be deposited with the Company’s Registrar, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6BY, not less than 48 hours before the time for holding the Annual General Meeting.

The Company, pursuant to Regulation 41(1) of the Uncertificated Securities Regulations 2001, specifies that only those Shareholders registered in the Register of Members of the Company at 10:00 pm on 24 May 2004 shall be entitled to attend or vote at the Annual General Meeting in respect of the number of shares registered in their name at that time. Changes to entries on the register after 10:00 pm on 24 May 2004 will be disregarded in determining the rights of any person to attend or vote at the Annual General Meeting.

The following will be available for inspection at ICI’s Registered Office, 20 Manchester Square, London W1U 3AN, between 9:00 am and 5:00 pm on business days from the date of this Notice until the conclusion of the Annual General Meeting and on 26 May 2004, the day of the Annual General Meeting, at the Queen Elizabeth II Conference Centre from 9:30 am until the conclusion of the Meeting.

1	A statement of transactions of Directors (and their family interests) in the share capital and debentures of the Company and any of its subsidiaries;

2	Copies of all contracts of service under which Directors of the Company are employed by the Company or any of its subsidiaries; and

3	A copy of the draft rules of the ICI Executive Share Option Plan 2004.

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Appendix I

ICI Executive Share Option Plan 2004

The principal terms of the ICI Executive Share Option Plan 2004 (“the Plan”) are set out below. The Plan comprises four parts. Part 1 contains the main terms of the options. Parts 2 to 4 are designed to allow grants to be made specific to certain countries to: obtain income tax approval in the UK; to allow stock appreciation rights to be settled in American Depository Receipts (“ADRs”) to be granted to participants in the US; and to allow cash options to be granted in those countries where due to local laws, share options cannot be granted. The Rules applying to all Parts are substantially the same.

1	Eligibility
All employees including Executive Directors of the Company, any subsidiaries and any associated companies of the Company (who are not within six months of retirement) as designated by the Remuneration Committee (“the Committee”) and, (in the case of UK approved options) as permitted by the Inland Revenue, are eligible to participate in the Plan. It is currently intended that only Executive Directors and other members of the Executive Management Team will participate on an annual basis.

2	Grant of options
Options may normally be granted only within 42 days of the announcement of the Company’s results for any period, except on the first grant under the Plan when options will be granted within 42 days of shareholder approval. Options will be granted to participants on the recommendation of the Committee. Benefits under the Plan will not be pensionable.

3	Performance condition
Options will be granted on the basis that exercise will be subject to the satisfaction of a performance condition, the aim of which is to link exercise to improvement in the underlying financial performance of the Company over the performance period, which will not normally be less than three financial years. The performance condition will be determined by the Committee. Details of the performance condition to be set for the first grant of options under the Plan are set out in the Chairman’s letter and the Directors’ Remuneration Report in the Report and Accounts. There will be no retesting of the performance condition after the end of the performance period. If the performance condition has not been met the option will lapse.

4	Option price The price payable for shares on the exercise of an option will not be less than the average market value of the shares on the three business days before the date of grant.

5	Individual limits
The maximum aggregate market value (at the time of grant) of Ordinary Shares placed under option to an executive under the Plan in any year will not exceed three times annual salary (six times salary for participants in the US). This limit may be exceeded only where the Committee determines there are exceptional circumstances for a one-off grant, for example to facilitate a significant recruitment.

6	Dilution limits
In any 10 year period, not more than 10% of the issued ordinary share capital of the Company may be issued or be issuable under the Plan and all other employees’ share plans operated by the Company. In addition, in any 10 year period, not more than 5% of the issued ordinary share capital of the Company may be issued or be issuable under all discretionary share option plans adopted by the Company. Options which have lapsed do not count. The Board does not currently intend that treasury shares will be used in connection with the Plan.

7	Exercise of options
Options will normally be exercisable between the third and tenth anniversary of grant, subject to the satisfaction of the performance condition and provided that the executive remains in employment.

Options can become exercisable early where a participant leaves the Company due to death, ill health, retirement, redundancy or following a sale of the participant’s employing business or company or for other reasons in exceptional circumstances. It is the Committee’s intention that options would only be exercisable in these circumstances to the extent that the performance condition has been satisfied as at the end of the last full financial year prior to leaving. In these circumstances, options are generally exercisable for 12 months from leaving or two years from death (or six months from the grant of representation, if earlier).

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8	Change of control, merger or other reorganisations
Options may generally be exercised on a takeover, scheme of arrangement, merger or other corporate reorganisation subject to the extent to which the performance condition has been satisfied at the date of the event. Alternatively, the Committee may determine that participants may be allowed or required in the case of a reorganisation to exchange their options for options over shares in the acquiring company.

9	Issue of shares
Any shares issued on the exercise of options will rank equally with shares of the same class in issue on the date of allotment, except in respect of rights arising by reference to a prior record date. In exceptional circumstances options may be satisfied in cash.

10	Variation in share capital
Options may be adjusted following a variation in the share capital of the Company including a rights issue, capitalisation or consolidation and in the circumstances of a demerger or distribution in specie.

11	Amendments to the Plan rules
The Committee may amend the Plan as they consider appropriate, subject to shareholder approvals which will be required to amend certain provisions to the advantage of participants. These provisions relate to: eligibility; individual and plan limits; option price; rights attaching to options and shares; adjustment of options on variation in the Company’s share capital; and the amendment powers. In addition, the Committee requires the approval of the Inland Revenue for amendments to key features of the approved part of the Plan.

The Directors can make, without shareholder approval, amendments to the Plan to obtain or maintain Inland Revenue approval. They can also make minor amendments, without shareholder approval, relating to any changes in legislation, any overseas tax, exchange control, securities or other laws in respect of overseas employees or to benefit the administration of the Plan.

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Appendix II

re-election of directors: biographical details

Biographical details of Directors retiring under the Company’s Articles of Association and recommended for re-election at the Annual General Meeting to be held on 26 May 2004:

Retiring under Article 96
(Rotation of Directors)

Dr JOHN D G McADAM
Appointed a Director in 1999 and Chief Executive on 9 April 2003. He joined the Company in 1997 following the acquisition of the Speciality Chemicals businesses from Unilever.

John McAdam graduated from Manchester University with a first class honours degree in chemical physics, and after completing his doctorate, was awarded a research fellowship.

In 1974 he joined Unilever as a management trainee and held a variety of managerial positions within Birds Eye Foods before joining the Board of Unilever’s flavours and fragrance business, PPF International, as Technical Director. In 1987, he joined the Board of Quest International as Senior Vice President in charge of Manufacturing, Logistics and Procurement before returning to Birds Eye Walls, where he assumed Board responsibility for Manufacturing, Research and Development.

In 1993 he was appointed Chairman of Unichema International and, following ICI’s acquisition of the Unilever Speciality Chemical businesses in 1997, became Chairman and Chief Executive Officer of Quest and a member of the ICI Executive Management Team. In January 1998 he was appointed Chairman and Chief Executive of ICI Paints and the following year he was elected to the Board of ICI with additional responsibility for Research, Development and Technology and ICI’s activities in Asia.

John McAdam is a business leader with a strong focus on results and extensive knowledge of ICI’s operations around the world. The Board believes that the combination of knowledge, drive and leadership skills that he is bringing to bear on the issues facing ICI will serve both the Company and its shareholders well.

John McAdam is a Non-Executive Director of Severn Trent Plc and is a member of the University of Surrey Business Advisory Board. Aged 55.

Rt. Hon. LORD BUTLER OF BROCKWELL, KG, GCB, CVO
Appointed a Non-Executive Director in 1998. He is the Board’s Senior Independent Director and in this capacity is responsible for leading discussion on the assessment of the Chairman’s performance and promoting discussion at appropriate times about the Company Chairmanship and succession arrangements. He is also available to shareholders who have concerns which contact with the Chairman, Chief Executive or Chief Financial Officer has failed to resolve or for which such contact is inappropriate. In addition, Lord Butler is a member of the ICI Nomination, Remuneration, Audit and Charity Trust and Appeals Committees.

After graduating with a double first in Mods and Greats from University College, Oxford, Robin Butler joined the Treasury in 1961 where he held a succession of posts before becoming Private Secretary to the Financial Secretary in 1964 and Secretary of the Budget Committee from 1965 to 1969. He was seconded to the Bank of England in 1969 and subsequently acted as Private Secretary to three Prime Ministers.

In 1985 Robin Butler became second Permanent Secretary, Public Expenditure and in 1988 he was appointed as Secretary of the Cabinet and Head of the Home Civil Service.

Lord Butler is currently Master of University College, Oxford, a Non-Executive Director of HSBC Holdings plc and is a member of the Advisory Panel to the UK Management Group of Marsh & McLennan. He has recently been appointed to chair the Review of Intelligence on Weapons of Mass Destruction. He is also a trustee of the Globe trust, a trustee of the Rhodes Trust and Chairman of the Churchill Museum Appeal Committee.

The Board has benefited greatly from Lord Butler’s keen intellect and broad experience of public life. In accordance with the requirements of the new Combined Code, the Chairman, on behalf of the Board, confirms that, following a formal performance evaluation, Lord Butler’s performance continues to be effective and demonstrates full commitment to his role both as a Non-Executive Director and as Senior Independent Director including an appropriate commitment of time for Board and Committee meetings and the other duties required of him. Aged 66.

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Retiring under Article 76
(Election of Directors)

PETER B ELLWOOD, CBE
Appointed a Non-Executive Director and Deputy Chairman on 27 June 2003 and Chairman with effect from 1 January 2004.

Peter Ellwood joined Barclays Bank in 1961 where he held a number of senior roles including Chief Executive of Barclaycard from 1985 to 1989.

In 1989 he joined TSB Bank as Chief Executive, Retail Banking, was appointed a Director of TSB Group in 1990 and became Group Chief Executive in 1992. Following the merger with Lloyds Bank in 1995, he became Deputy Group Chief Executive of Lloyds TSB Group plc, subsequently becoming Group Chief Executive in 1997. He was Chairman of Visa International from 1994 to 1999.

Peter Ellwood was made a Commander of the British Empire for services to banking in 2001, is a Fellow of the Chartered Institute of Bankers and has received Honorary Doctorates from both Leicester University and the University of Central England. He is Chairman of the UK Royal Parks Advisory Board, The Royal Parks Charitable Trust and The Work Foundation of Great Britain. He is also Director of the Royal Philharmonic Orchestra and Deputy Chairman of the Royal College of Music.

In his business career Peter Ellwood has been a leader in driving structural change and efficiency improvement and he brings to his role as Chairman extensive board level business experience, energy and determination.

He is not currently a director or chairman of any other company and the Board is satisfied that the demands of the pro-bono roles referred to above are not such as to interfere with the performance of his duties as Chairman of ICI. Aged 60.

DAVID C M HAMILL
Appointed a Director on 8 December 2003. He is Chairman and Chief Executive of ICI Paints.

David Hamill joined the Company from Royal Philips Electronics where he was a member of the Group Management Committee.

A graduate in production engineering and management from Strathclyde University, David Hamill worked for Honeywell and General Instruments before joining Philips Semiconductors as product manager in 1986. He held a number of senior positions within Philips’ Power Semiconductors and Lighting businesses, becoming President of Philips Lighting Asia Pacific in 1996 and Executive Vice President of Philips Lighting and Chief Executive Officer of the Lamps business group two years later. In May 2001 he became President and Chief Executive Officer of Philips Lighting.

David Hamill has broad experience in international business and has held senior management roles in Europe and Asia where he has gained considerable production, commercial, marketing and finance experience. He has a strong track record of leadership in global businesses and whilst his experience with large retail customers has specific relevance for ICI Paints, his broader business expertise and, in particular, his understanding of Asian markets, is of value to the Group as a whole. Aged 46.

THE BARONESS NOAKES, DBE
Appointed a Non-Executive Director on 1 March 2004. A law graduate of Bristol University, Baroness Noakes has enjoyed a distinguished career both in the City, as a senior partner of KPMG, from which she retired in 2000, and as an adviser to the UK Government.

She joined Peat Marwick Mitchell & Co (now KPMG) in 1970 and was made a partner in 1983 with responsibility for the UK Public Sector Practice. Her experience was a combination of corporate and public sector work. She was also involved in a large amount of advisory work mainly for government including privatisation, efficiency studies, public/private partnerships and regulation.

From 1979 to 1981 she was seconded to HM Treasury. In a further secondment in 1988, she joined the Department of Health as Director of Finance and Corporate Information on the NHS Management Executive, the Board chaired by the NHS’ Chief Executive. She was a Director of the Bank of England from 1994 to 2001 becoming the Senior Non-Executive Director in 1998. She has also served as President of the Institute of Chartered Accountants in England and Wales.

Until February 2004, Baroness Noakes was a Non-Executive Director of John Laing plc. She is currently a Non-Executive Director of Carpetright plc, Hanson PLC and the English National Opera and is a trustee of the Reuters Founders Share Company. She brings a wealth of experience together with wide-ranging and valuable skills to the ICI Board. Aged 54.

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general information

Venue & Date
The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1 on Wednesday, 26 May 2004.

Time
The doors will open at 9:30 am and the Annual General Meeting will start promptly at 11:00 am.

Mobile phones, cameras, tape recorders
Please note that mobile phones, laptop computers, cameras, tape recorders and similar equipment may not be brought into the Annual General Meeting. For security reasons, all hand baggage may be subject to examination. Briefcases, umbrellas and bulky items must be deposited in the cloakroom.

Disabled persons
Special arrangements have been made to offer every assistance to disabled persons. If you have a companion to assist you, he/she will be admitted to the Annual General Meeting as a guest. Guide dogs will also be permitted. The auditorium has an induction loop system for those who are deaf or hard of hearing. There will also be a sign language interpreter.

First aid
First aid facilities are available. Please ask any ICI member of staff for assistance.

Emergency precautions
An announcement will be made if there is a fire warning or other emergency. Emergency exits are marked clearly around the auditorium. In the case of a medical emergency, please contact an ICI member of staff.

Refreshments
Refreshments will be available before and after the Annual General Meeting.

Important
If you have any questions about the Annual General Meeting, or if you need any assistance, please telephone the Annual General Meeting enquiry line on 020 7009 5190 from Monday, 26 April 2004.